Exhibit 99.3

Century 21 China Real Estate Announces Acquisition of Beijing-based

Commercial Primary Real Estate Agency

Acquisition of Beijing Shanggu to complement Company’s

residential primary real estate business

BEIJING, China, March 7, 2011 - IFM Investments Limited (“Century 21 China Real Estate”, the “Company” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it has signed an agreement to acquire a majority ownership stake in Beijing Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects.

Beijing Shanggu currently has a pipeline of approximately 2.57 million square meters gross floor area of primary commercial projects, of which approximately 260,000 square meters are currently available for sale. Primary commercial properties have been less affected by the recent restrictive policies compared to the residential market.

Following the completion of the acquisition, the business will continue to be operated by the current management team.

“We are pleased to announce this important strategic acquisition with Shanggu which, since its establishment in 2002, has been an active participant in the local market with a specific stronghold in Northern China,” commented Mr. Donald Zhang, Century 21 China Real Estate’s chairman and chief executive officer. “This move will complement Century 21 China Real Estate’s existing primary residential agency business, helping to expand our offering to developers and create opportunities to build our presence in China’s fast growing commercial real estate market.”

Safe Harbor: Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the proposed acquisition, anticipated product performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. CTC has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. CTC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CTC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on CTC’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect CTC’s future financial results are discussed more fully in CTC’s filings with the SEC, including CTC’s most recent Annual Report on Form 20-F filed with the SEC. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and CTC does not undertake any obligation to update any such information, except as required under applicable law.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate’s ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC” following its initial public offering. For more information about CTC, please visit http://www.century21cn.com/english .

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188*333

E-mail: ir@century21cn.com

Henry Fraser

Brunswick Group

Phone: +86-10-6566-2256

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com